DATE: August 29, 2024 (the "Contract Date")

ADVERTISER: Red Metal Resources Ltd. (the "Advertiser"),

ADDRESS: 102-278 Bay St., Thunder Bay, Ontario, P7B 1R8, Canada.

TERM: This agreement (the "Agreement") will commence on the Contract Date and will continue for the initial term of Fourteen (14) months (the "Initial Term"), unless earlier terminated in accordance with the terms herein.

CAMPAIGN START DATE: The Campaign will commence on September 3, 2024.

CAMPAIGN TERM: 14 months commencing on the Campaign Start Date, ending on December 3, 2025 (“Campaign Term”) or such later date as may be determined in accordance with section 14 below.

GEO EDITION FOR CONTENT: NORTH AMERICA + WORLD

CONTENT CHANNELS: Resource, Base Metals, Copper

LEAD GENERATION: REPORT SPONSORSHIP and ADVERTISER CONTENT

CAMPAIGN ELEMENTS: Advertiser Profile, News Release Republishing, Website Banner Advertising, Email Banner Advertising, 5x PR Spotlight Press Release dedicated Email, 4x Web Browser Push Messages, 1x INNspired Sponsored Content Article, 2x CEO Video Interview, 1x Editorial Video Sponsorship, Private Placement Directory Access, Featured Stock Listing, Campaign Metrics, Dedicated Account Manager

GROSS RATE: $86,400 + GST

The payments described herein (including the gross rate or any additional payments related to pausing a campaign) are exclusive of any applicable tax, which will be added upon invoicing.

PAYMENT TERMS:

$43,200 of the $86,400 Gross Rate shall be paid to INN by Pre-Authorized Debit (PAD) no later than 7 days after close of the current financing or October 31, 2024, whichever is sooner.

The remaining balance of the Gross Rate, $43,200, shall be paid to INN by Pre-Authorized Debit (PAD) no later than 7 days after close of the subsequent financing, estimated to be in November 2024, or December 31, 2024, whichever is sooner.

INN will commence production of the Campaign on the "Campaign Start Date" with the agreement of both parties that the Gross Rate will be paid in two payments after the closing of said financings above.

Notwithstanding anything to the contrary contained herein, the Campaign Term shall not change due to late payment of the Gross Rate.

BILLING CONTACT: Caitlin Jeffs

EMAIL: caitlin.jeffs@redmetalresources.com

1. Accounts are net of agency commission, unless otherwise stated.

2.  Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

3. All payments will be made to Dig Media Inc.®, doing business as Investing News Network® (“INN”) at our executive office, Suite 1200 - 736 Granville Street, Vancouver, BC, V6Z 1G3, Canada, as per the Payment Terms above.

4. EARLY PAYMENT DISCOUNT: A 2% discount will be applied to the Gross Rate if payment in full is received on or before the due date specified for the first due date.

5. A late payment charge of 1.625% per month (19.5% per annum) compounded monthly will be charged on all balances that are not paid according to the Payment Terms. The Advertiser agrees that INN will receive each payment on or before the due date for each instalment. Late payment will not result in a change to the Campaign Term.

6. Any failure to make payment according to the agreed upon Payment Terms, or payment not being met upon irst presentation, will result in the balance of all monies outstanding, for this entire Agreement, becoming due and payable forthwith with INN retaining the right to cancel the media order and retain any payments paid by the Advertiser without impacting the other terms of this Agreement.

7. For Advertisers whose shares are listed on the TSX Venture Exchange (TSXV), this Agreement may be subject to the approval of the TSXV. In the event that the TSXV requests changes to the Agreement or does not approve the Agreement, the Advertiser and INN will work together to revise the Agreement in order to obtain such approval.

8. The Advertiser agrees that it will provide INN with suitable copy for the purposes of this Agreement. Suitable copy means that all advertising copy is true and correct, complies with applicable securities and other laws, not misleading. The Advertiser grants INN the right to use the suitable copy and represents and warrants to INN that it owns or has permission to use any text, artwork, logos, photographs, images and other copy or content provided to INN from time to time and that the use of the same does not infringe or violate any copyright, trademark, right of privacy or publicity, or any other proprietary or personal or contracts rights, all whether statutory or non-statutory.

9. The Advertiser will proofread and approve all content before it is published.

10. The Campaign Elements will only be published by INN and not by any third party without the prior written consent of the Advertiser.

11. Exclusive positions of the content on the INN website are not guaranteed unless specifically detailed on this advertisement order

12. INN in its sole discretion reserves the right to refuse copy.

13. This advertisement order constitutes a binding contract with a firm commitment to INN which may not be cancelled by the Advertiser.

14. This Agreement represents the entire agreement between the parties with respect to the subject matter contained in the Agreement and supersedes all prior and contemporaneous written or oral agreements, representations and understandings of the parties. This Agreement may not be altered, amended, modified, or otherwise changed in any way, except in writing duly executed by the parties or their authorized representatives.

15. Pausing and Changing Campaigns.

a. At the request of the Advertiser, INN will pause the campaign. Campaigns that are paused for less than 30 days over the full Campaign Term will have the Campaign Term extended by the number of paused days added to the end of the original campaign expiry date. Campaigns that are paused for more than 30 days over the Campaign Term will be extended by half of the number of paused days to the end of the original campaign expiry date.

b. If the Advertiser undergoes a change of business, as deined by the stock exchange the Advertiser’s securities are traded on, a $10,000 charge will be added to the gross rate of the campaign.

c.  If the Advertiser is purchased and the campaign is to be restarted by the purchaser, a $10,000 charge will be automatically added to the gross rate of the campaign.

d. Campaigns can only be changed or paused if the Advertiser’s account is paid up to date and payments have been made in full to INN in accordance with this Agreement.

e.  Charges added to a Campaign due to a Campaign being changed or paused are not eligible for agency discounts and are due and payable upon receipt of invoice.

16. Unused Inventory: Campaign elements are considered inventory ("Inventory"). Any Inventory that is not used before the end of the Campaign Term expires and is no longer available to the Advertiser. If the Advertiser renews and enters into a new contract with INN before the end of the Campaign Term, any Inventory that is not used before the end of this Agreement can be used during the Campaign Term of the renewed contract. If the Advertiser enters into a new contract with INN after the end of the Campaign Term, that contract will have new Inventory and will not include Inventory that has expired.

17. Sponsored Content: If the Advertiser renews and enters into a new contract with INN before the end of the Campaign Term, Sponsored Content created as part of this Agreement will include sponsorship of the Advertiser during the term of the revised contract. At the end of the Campaign Term, Sponsored Content created as part of this Agreement will no longer include sponsorship of the Advertiser and may be included in the sponsorship of a new advertiser if no new contract is entered into.

18. This Agreement is governed by the laws of the Province of British Columbia, without regard to the conlict of laws principles that would require the application of the laws of another jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of British Columbia and agree that the courts of the Province of British Columbia will have exclusive jurisdiction in the resolution of any legal disputes arising from, or in connection with, this Agreement.

19. Confidentiality: The parties will keep confidential all terms and conditions of this Agreement together with any information furnished or made available to them pursuant to this Agreement unless the prior written consent of both parties to disclose such information is obtained. If disclosure of any term or terms of this Agreement is required, the party making the disclosure will obtain approval, in advance of that disclosure, from the other party, such approval which will not unreasonably be withheld.

20. Ownership: The Advertiser hereby acknowledges that INN retains all right, title and interest and to any content created by INN, or to which INN contributes, pursuant to this Agreement, including all intellectual property rights contained therein.

21. Limitation of Liability.

a. In no event will INN or any representative be liable to Advertiser or any other party for any special, direct, indirect, incidental, exemplary, consequential or punitive damages arising from or related to the services, or to this Agreement, including, but not limited to, damages from, compliance issues in relation to stock exchange rules or securities legislation or policies, or loss of market capitalization, even if INN or its representative has been advised in advance of the possibility of such loss or damages

b. Further, in no event will INN or any representative’s total cumulative liability to Advertiser or any other party for claims, losses, or damages of any kind, whether based on contract, tort, negligence, indemnity or otherwise, arising out of or related in any way to this Agreement, the services, exceed the actual fees Advertiser paid to INN during the twelve (12) month period ending on the date of the cause of action giving rise to the claim, loss, or damage.

c. No claim may be asserted by Advertiser against INN more than twelve (12) months after the date of the cause of action underlying such claim.

22. Indemniication: Advertiser agrees to indemnify, defend and hold harmless INN, the Representatives, and its and their respective ailiates, subsidiaries, oicers, directors, stockholders, employees, consultants, representatives, agents, successors and assigns from and against any and all claims, losses, liabilities, sums of money, damages, expenses, costs (including, but not limited to, reasonable attorneys’ fees) and/or actions arising from:

a. Advertiser’s acts or omissions;

i.  Advertiser’s violation of any applicable law, including, without limitation, the United States CAN SPAM Act and Canada’s Fighting Internet and Wireless Spam Act;

ii. Advertiser’s breach of any term or condition set forth in this Agreement;

iii. Advertiser’s breach of any of its representations or warranties set forth herein; and/or

iv. Advertiser’s infringement or misappropriation of any intellectual property rights or other rights of any person or entity.

23. Compliance Rules for Sending Email:

a. Advertiser must follow the rules of Bill C-28: Canada’s Anti-Spam Legislation, Federal CAN-SPAM Act, the European Union’s General Data Protection Regulation (and equivalent anti-SPAM legislation in all applicable countries). Advertiser will ensure all email messages sent to those contacts that request an “Information Package” on an Advertiser via a Campaign Channel will comply with the following:

i.  All emails will contain an “unsubscribe” link or other mechanism that allows subscribers to remove themselves from future communications.

ii.  All emails will contain non-Internet contact information of the sender or the entity on whose behalf the email was sent, such as that entity’s address or phone number.

iii. All emails will state the reason the recipient is receiving the message.

iv. All emails will be compliant with any disclosure requirements that apply to the sender (e.g., some countries’ laws require that business letters, including emails, contain further identification details as to the form of the organization, the place of incorporation, the names of executives etc.)

b. These 4 guidelines will help ensure that the Advertiser and INN are in compliance with all electronic communication legislation.

c. If INN receives complaints from any of the provided contacts that the Advertiser has not been complying with anti-SPAM legislation, INN reserves the right to cancel the media order resulting in the balance of all monies outstanding, for this entire Agreement, becoming due and payable forthwith and retain any payments paid by the Advertiser without impacting the other terms of this Agreement.

24. Advertiser hereby grants to INN a non-exclusive, perpetual license to republish, in whole or in part, all press releases disseminated by Advertiser during the term of this Agreement.

25. Survival of Clauses: Clauses 18, 19, 20 and 21 of this Agreement will survive the term and termination of this Agreement and will remain in full force and effect thereafter.

26. Inside Information and Securities Trading: INN requires high standards of professional and ethical conduct from our employees. INN's reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. All INN employees are required to read, sign and undertake to comply with INN's Code of Business Conduct and Ethics. With regards to this Agreement, the Code of Business Conduct and Ethics applies to how INN will work with Advertiser in the following ways:

a. In the course of business activities, INN or INN employees may become aware of nonpublic information regarding the business, operations or securities of the Advertiser. It is the policy of the Advertiser to prohibit the unauthorized disclosure of any nonpublic information and the misuse of material nonpublic information in securities trading. It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Advertiser’s securities. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. While it may be diicult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Examples of such information may include:

i.  News of a pending or proposed merger or acquisition

ii. Financial results

iii. Major contract awards, cancellations or write-offs

iv. Exploration or development milestones

v. News of the disposition of material assets

vi. Impending bankruptcy or financial liquidity problems

vii. Gain or loss of a substantial property

viii. Stock splits

ix. New equity or debt offerings

x. Significant litigation exposure due to actual or threatened litigation

xi. Changes in senior management

xii. Projections of future earnings or losses

xiii. Dividend issuance decisions

b. Trading on Material Nonpublic Information: With certain limited exceptions, INN, employees of INN or of any of its subsidiaries and members of the immediate family or household of any such person, will not engage in any transaction involving a purchase or sale of the Advertiser’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material nonpublic information concerning the Advertiser, and ending at the close of business on the date of public disclosure of that information (usually by Press Release), or at such time as such nonpublic information is no longer material. Where a press release is issued immediately after market, no such trading will be undertaken until after 11 a.m. (Vancouver time), of the following day on which the Advertiser’s shares trade.

c. Tipping: INN, employees of INN or of any of its subsidiaries and no members of the immediate family or household of any such person, will not disclose (“tip”) material nonpublic information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor will such person or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in the Advertiser’s securities.

d. Applicability of Insider Trading Regulations to Securities of Other Companies: The insider trading guidelines described herein also apply to material nonpublic information relating to other companies, including the Advertiser’s joint venture partners (“business partners”), when that information is obtained in the course of services performed on behalf for the Advertiser. All employees and consultants of INN will treat material nonpublic information about the Advertiser’s business partners with the same care as is required with respect to information relating directly to the Advertiser.

We look forward to working with you!

Click here to contact us by email or give us a call at +1.604.688.8231

Vancouver

736 Granville Street -Suite 1200

Vancouver, BC Canada

V6Z 1E4

Phone: +1.604.688.8231

Perth

Ground Floor, 51 Colin Street,

West Perth, WA, 6005

Audit Trail

Project Details

Link Secret	49MhhYuQw27J
Number of Accepters	2
Backup Time	Fri Aug 30 2024 22:09:44 GMT+0000 (Coordinated Universal Time)
Backup Hash	qrfScnrrVICCdt_2u7pbJBg0EHCGCQ

Caitlin Jeffs

IP	172.69.214.96
Session Time	Fri Aug 30 2024 21:23:55 GMT+0000 (Coordinated Universal Time)
Visit Token	re83uKCpSKWP
Email	caitlin.jeffs@redmetalresources.com
Name	Caitlin Jeffs
signatureMethod	drawn
Organization Name	Red Metal Resources Ltd.
disclaimerAccepted	true
viewId	d67e1a91-5c78-415f-a64e-34126adcecb4
userAgent	Mozilla/5.0 (Linux; Android 10; K) AppleWebKit/537.36 (KHTML, like Gecko) SamsungBrowser/26.0 Chrome/122.0.0.0 Mobile Safari/537.36
Accept Time	Fri Aug 30 2024 21:24:45 GMT+0000 (Coordinated Universal Time)
identification.ip	172.70.80.236
identification.time	Fri Aug 30 2024 21:23:54 GMT+0000 (Coordinated Universal Time)
signature	/s/

Chris Smith

IP	162.158.146.75
Session Time	Fri Aug 30 2024 22:09:03 GMT+0000 (Coordinated Universal Time)
Visit Token	Mpiyn43QTVCC
Email	csmith@investingnews.com
Name	Chris Smith
signatureMethod	typed
Organization Name	INN
disclaimerAccepted	true
viewId	5424c0e9-4566-478e-b081-93ec0cedcade
userAgent	Mozilla/5.0 (Macintosh; Intel Mac OS X 10_15_7) AppleWebKit/537.36 (KHTML, like Gecko) Chrome/127.0.0.0 Safari/537.36
Accept Time	Fri Aug 30 2024 22:09:44 GMT+0000 (Coordinated Universal Time)
identification.ip	162.158.146.188
identification.time	Fri Aug 30 2024 22:09:02 GMT+0000 (Coordinated Universal Time)
signature	/s/